UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              TechTeam Global, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878311 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                     COPY TO:
    Seth W.  Hamot                                   David A. Fine, Esq.
    Roark, Rearden & Hamot, LLC                      Ropes & Gray LLP
    420 Boylston Street                              One International Place
    Boston, MA 02116                                 Boston, MA 02110
    (617) 595-4400                                   (617) 951-7473


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 8, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

------------------------                                    -------------------
CUSIP No. 878311 10 9                                        Page 2 of 10 Pages
------------------------                                    -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:      Seth W. Hamot

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             .                                           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
    NUMBER OF                                                    873,943
     SHARES                  ---------------------------------------------------
  BENEFICIALLY               8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                   ---------------------------------------------------
    REPORTING                9.   SOLE DISPOSITIVE POWER
     PERSON                                                      873,943
      WITH                   ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,943
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 10 Pages

                                  SCHEDULE 13D

------------------------                                    -------------------
CUSIP No. 878311 10 9                                        Page 3 of 10 Pages
------------------------                                    -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:      Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   04-3387028
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             .                                           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
    NUMBER OF                                                    873,943
     SHARES                  ---------------------------------------------------
  BENEFICIALLY               8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                   ---------------------------------------------------
    REPORTING                9.   SOLE DISPOSITIVE POWER
     PERSON                                                      873,943
      WITH                   ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,943
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 10 Pages

                                  SCHEDULE 13D

------------------------                                    -------------------
CUSIP No. 878311 10 9                                        Page 4 of 10 Pages
------------------------                                    -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:      Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  10-0000708
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             .                                           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
    NUMBER OF                                                    873,943
     SHARES                  ---------------------------------------------------
  BENEFICIALLY               8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                   ---------------------------------------------------
    REPORTING                9.   SOLE DISPOSITIVE POWER
     PERSON                                                      873,943
      WITH                   ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,943
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO - Other
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 10 Pages

                                  SCHEDULE 13D

------------------------                                    -------------------
CUSIP No. 878311 10 9                                        Page 5 of 10 Pages
------------------------                                    -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:      Andrew R. Siegel

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             .                                           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
    NUMBER OF                                                    873,943
     SHARES                  ---------------------------------------------------
  BENEFICIALLY               8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                   ---------------------------------------------------
    REPORTING                9.   SOLE DISPOSITIVE POWER
     PERSON                                                      873,943
      WITH                   ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,943
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 10 Pages

                                  SCHEDULE 13D

------------------------                                    -------------------
CUSIP No. 878311 10 9                                        Page 6 of 10 Pages
------------------------                                    -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:      James A. Lynch

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             .                                           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
    NUMBER OF                                                    5,000
     SHARES                  ---------------------------------------------------
  BENEFICIALLY               8.   SHARED VOTING POWER
    OWNED BY                                                     -0-
      EACH                   ---------------------------------------------------
    REPORTING                9.   SOLE DISPOSITIVE POWER
     PERSON                                                      5,000
      WITH                   ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.05%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 10 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D
                         -------------------------------

                              TechTeam Global, Inc.

         This amendment ("Amendment No. 4") amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006 and Amendment 3 filed February 24, 2006, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden & Hamot, LLC, Seth W. Hamot, Andrew R. Siegel and James A. Lynch with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of TechTeam Global, Inc., a Delaware corporation (the "Issuer"). Each of the parties listed in the immediately preceding sentence is referred to individually as a "Filer" and collectively as the Filers.

Item 4.  Purpose of Transaction.
         ----------------------

         This Item 4 is hereby amended by adding the following:

         On February 24, 2006, Costa Brava delivered to the Issuer a demand for the Issuer's list of stockholders and certain other books and records. A copy of this letter is filed as Exhibit 99.3 and incorporated herein by reference. The Issuer failed to respond to Costa Brava's demand letter within five business days of delivery. On March 8, 2006, Costa Brava filed a complaint against the Issuer in the Court of Chancery of the State of Delaware, seeking an order to compel the Issuer to make the Issuer's list of stockholders and certain other books and records available for inspection and copying by Costa Brava pursuant to 8 Del. C. ss. 220 ("Section 220"). A copy of the complaint is filed as
Exhibit 99.4 hereto and incorporated herein by reference.

         On March 9, 2006, Costa Brava sent the Issuer a supplemental letter updating information contained in the notice of Costa Brava's intention to propose the nomination of a slate of directors at the 2006 annual meeting of the Issuer's stockholders. The original notice was delivered to the Issuer on February 23, 2006. A copy of the supplemental letter is filed as Exhibit 99.5 hereto and incorporated herein by reference.

         SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY THE FILERS FROM THE STOCKHOLDERS OF TECHTEAM GLOBAL, INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO SHAREHOLDERS OF TECHTEAM GLOBAL, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov.

         The Filers have no current plans to seek or propose, but may in the future consider, after the results of conversions with the Issuer's management and directors are known, other alternatives for their investment in the Issuer. The Filers further reserves the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit B         Information concerning the Filer's transactions for the
                  period from October 18, 2005 to December 16, 2005.*

                               Page 7 of 10 Pages

Exhibit A         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.1      Letter to Board of Directors.*

Exhibit A         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.1      Letter to the Secretary of the Issuer dated January 9, 2006.*

Exhibit 1         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 2         Letter to the Secretary of the Issuer dated February 7, 2006.*

Exhibit 3 First Amended Complaint filed by Costa Brava Partnership III, L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.*

Exhibit 4 Notification Letter from Costa Brava Partnership III, L.P. to the Issuer dated February 24, 2006.*

Exhibit 99.2      Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 99.3 Demand Letter from Costa Brava Partnership III, L.P. to the Issuer dated February 24, 2006.

Exhibit 99.4 Complaint filed by Costa Brava Partnership III, L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.

Exhibit 99.5 Supplemental Letter from Costa Brava Partnership III, L.P. to the Issuer dated March 9, 2006.



* Filed with an earlier version of this Schedule 13D.

                               Page 8 of 10 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:    March 9, 2006

                                       COSTA BRAVA PARTNERSHIP III, L.P.

                                       By:  Roark, Rearden & Hamot, LLC
                                            its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot
                                            President


                                       SETH W. HAMOT

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot
                                            President


                                       JAMES A. LYNCH

                                       By:  /s/ JAMES A. LYNCH
                                            ------------------------------------
                                            James A. Lynch


                                       ANDREW R. SIEGEL

                                       By:  /s/  ANDREW R. SIEGEL
                                            ------------------------------------
                                            Andrew R. Siegel


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 9 of 10 Pages

                                 EXHIBIT INDEX
                                 -------------

The following documents are filed herewith or incorporated by reference

          Exhibit/Description                           Page
   (Exhibit A) Agreement Regarding the     Exhibit A to Schedule 13D filed
   Joint Filing of Schedule 13D.           on December 16, 2005.

   (Exhibit B) Information concerning      Exhibit B to Schedule 13D filed
   the Filer's transactions for the        on December 16, 2005.
   period from October 18, 2005 to
   December 16, 2005.

   (Exhibit A) Agreement Regarding the     Exhibit A to the Amendment on
   Joint Filing of Schedule 13D.           Schedule 13D filed on December 19,
                                           2006.

   (Exhibit 99.1) Letter to Board of       Exhibit 99.1 to the Amendment of
   Directors.                              Schedule 13D filed on December 19,
                                           2006.


   (Exhibit A) Agreement Regarding the     Exhibit A to the Amendment of
   Joint Filing of Schedule 13D.           Schedule 13D filed on January 9,
                                           2006.

   (Exhibit 99.1) Letter to the            Exhibit 99.1 to the Amendment of
   Secretary of the Issuer dated           Schedule 13D filed on January 9,
   January 9, 2006.                        2006.

   (Exhibit 1) Agreement Regarding the     Exhibit 1 to the Amendment of
   Joint Filing of Schedule 13D.           Schedule 13D filed on February 24,
                                           2006.

   (Exhibit 2) Letter to the Secretary     Exhibit 2 to the Amendment of
   of the Issuer dated February 7,         Schedule 13D filed on February 24,
   2006.                                   2006.

   (Exhibit 3) First Amended Complaint     Exhibit 3 to the Amendment of
   filed by Costa Brava Partnership        Schedule 13D filed on February 24,
   III, L.P. in the Court of Chancery      2006.
   of the State of Delaware against
   TechTeam Global, Inc.

   (Exhibit 4) Notification Letter         Exhibit 4 to the Amendment of
   from Costa Brava Partnership III,       Schedule 13D filed on February 24,
   L.P. to the Issuer dated February       2006.
   24, 2006.

   (Exhibit 99.2) Agreement Regarding      Exhibit 99.2 hereto.
   the Joint Filing of Schedule 13D.

   (Exhibit 99.3) Demand Letter from       Exhibit 99.3 hereto.
   Costa Brava Partnership III, L.P. to
   the Issuer dated February 24, 2006.

   (Exhibit 99.4) Complaint filed by       Exhibit 99.4 hereto;
   Costa Brava Partnership III, L.P. in
   the Court of Chancery of the State
   of Delaware against TechTeam Global,
   Inc.

   (Exhibit 99.5) Supplemental Letter      Exhibit 99.5 hereto.
   from Costa Brava Partnership III,
   L.P. to the Issuer dated March 9,
   2006.

                              Page 10 of 10 Pages

                                                                    Exhibit 99.2
                                                                    ------------

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

       Dated:     March 9, 2006


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       JAMES A. LYNCH

                                       By: /s/ JAMES A. LYNCH
                                           -------------------------------------
                                           James A. Lynch


                                       ANDREW R. SIEGEL

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Andrew R. Siegel